UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         000-49908         SEC FILE NUMBER

                                           CUSIP NUMBER

 (Check one) [X] Form 10-K  [_] Form 20-F  [_] Form 11-K [_] Form 10-Q
             [_] Form N-SAR  Form N-CSR

             For Period Ended: May 31, 2004

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR
For the Period Ended _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I- REGISTRANT INFORMATION

CytoDyn, Inc
________________________________________________________________________________
Full Name of Registrant


Rexray Corporation
________________________________________________________________________________
Former Name if Applicable


200 De Vargas Street, Suite 1
Santa Fe, New Mexico 87501
________________________________________________________________________________
Address of Principal Executive Office


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should by completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The annual report on Form 10-KSB or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date.
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

CytoDyn, Inc. has, during the fiscal year ended May 31, 2004, effected a change of control of the former Rexray Corporation through the acquisition of certain assets from CytoDyn of New Mexico, Inc. in exchange for stock of CytoDyn, Inc. The financial statements of CytoDyn, Inc. are required to be augmented by additional financial statements reflecting the financial information of CytoDyn of New Mexico, Inc. CytoDyn of New Mexico, Inc.'s financials had not been audited, and, therefore, CytoDyn Inc.'s financials for this report have taken longer to prepare than expected and could not be completed without unreasonable expense and effort.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Corinne E. Allen, Vice President of Business Development

                         Telephone number: 505-988-5520

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify reports.

              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  CytoDyn, Inc.

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: August 30, 2004      By: /s/ Allen D. Allen
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